SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            Knogo North America Inc.
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                   499163 10 3
                                 (CUSIP Number)



                            William A. Perlmuth, Esq.
                            Stroock & Stroock & Lavan
                                7 Hanover Square
                             New York, NY 10004-2696
                                 (212) 806-5860
                           ---------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   March 27, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Estate of Arthur J. Minasy, William A. Perlmuth, Executor

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)
                                                            (b) X

3        SEC USE ONLY

4        SOURCE OF FUNDS*

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York


        NUMBER OF       7   SOLE VOTING POWER            902,527 shares
        SHARES          8   SHARED VOTING POWER          None
        BENEFICIALLY    9   SOLE DISPOSITIVE POWER       902,527 shares
        OWNED BY
        EACH REPORTING  10  SHARED DISPOSITIVE POWER     None
        PERSON WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         902,527 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.64%

14       TYPE OF REPORTING PERSON*

         00


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Trust F/B/O Karen Minasy Hatgis, William A. Perlmuth, Trustee

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)
                                                            (b) X

3        SEC USE ONLY

4        SOURCE OF FUNDS*

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York


        NUMBER OF         7     SOLE VOTING POWER           56,300 shares
        SHARES            8     SHARED VOTING POWER         None
        BENEFICIALLY      9     SOLE DISPOSITIVE POWER      56,300 shares
        OWNED BY
        EACH REPORTING    10    SHARED DISPOSITIVE POWER    None
        PERSON WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         56,300 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Less than 1%

14       TYPE OF REPORTING PERSON*

         OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Trust F/B/O Keith Minasy, William A. Perlmuth, Trustee

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)
                                                            (b) X

3        SEC USE ONLY

4        SOURCE OF FUNDS*

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

         NUMBER OF           7    SOLE VOTING POWER         50,000 shares
         SHARES              8    SHARED VOTING POWER       None
         BENEFICIALLY        9    SOLE DISPOSITIVE POWER    50,000 shares
         OWNED BY
         EACH REPORTING      10   SHARES DISPOSITIVE POWER  None
         PERSON WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         50,000 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Less than 1%

14       TYPE OF REPORTING PERSON*

         OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Trust F/B/O Kathy Minasy Nicolette, William A. Perlmuth,
         Trustee

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)
                                                            (b) X

3        SEC USE ONLY

4        SOURCE OF FUNDS*

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

         NUMBER OF       7    SOLE VOTING POWER          50,000 shares
         SHARES          8    SHARES VOTING POWER        None
         BENEFICIALLY    9    SOLE DISPOSITIVE POWER     50,000 shares
         OWNED BY
         EACH REPORTING  10   SHARES DISPOSITIVE POWER   None
         PERSON WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         50,000 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Less than 1%

14       TYPE OF REPORTING PERSON*

         OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         William A. Perlmuth

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                           (b) X

3        SEC USE ONLY

4        SOURCE OF FUNDS*

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

         NUMBER OF         7    SOLE VOTING POWER          16,000 shares
         SHARES            8    SHARED VOTING POWER        None
         BENEFICIALLY      9    SOLE DISPOSITIVE POWER     16,000 shares
         OWNED BY
         EACH REPORTING   10    SHARED DISPOSITIVE POWER   None
         PERSON WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         16,000 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Less than 1%

14       TYPE OF REPORTING PERSON*

         IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1.           Security and Issuer

          This statement relates to the common stock, par value $.01 per share ("Common Stock"), of Knogo North America Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 350 Wireless Boulevard, Hauppauge, New York 11788.

Item 2.           Identity and Background

          This Schedule 13D is being filed by William A. Perlmuth, an individual with a business address c/o Stroock & Stroock & Lavan, 7 Hanover Square, New York, New York 10004-2696, individually and in his capacity as Executor of the Estate of Arthur J. Minasy (the "Estate") and Trustee of three separate trusts for the benefit of Mr. Minasy's adult children, Karen Minasy Hatgis, Keith Minasy and Kathy Minasy Nicolette (the "Trusts").

          The address of the Estate and the Trusts is the same as the address for Mr. Perlmuth. Kathy Minasy Nicolette is the wife of Thomas A. Nicolette, a Director and the President and Chief Executive Officer of the Issuer. Mr. Perlmuth is an attorney and a member of the law firm of Stroock & Stroock & Lavan, which firm performs legal services for the Issuer. Mr. Perlmuth is also a Director of the Issuer.

          Mr. Perlmuth has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Perlmuth is a citizen of the United States. The Estate and each of the Trusts were created under New York law.

Item 3.           Source and Amount of Funds and Other Consideration

     The shares of Common Stock deemed beneficially owned by Mr. Perlmuth as Executor of the Estate and as Trustee of the Trusts and the shares of Common Stock beneficially owned directly by Mr. Perlmuth (other than those which may be acquired pursuant to options) were acquired in a spin-off transaction registered under the Securities Act of 1933, as amended. No consideration was paid for the shares.

Item 4.           Purpose of Transaction

          Mr. Perlmuth has been Trustee of the Trusts since their creation in 1973 and became Executor of the Estate in May 1994.

          Mr. Perlmuth is a Director of the Issuer and has acted in that capacity since the incorporation of the Issuer in August 1994. Under Section 141 of the Delaware General Corporation Law, the business of the Issuer is to be managed by or under the direction of its Board of Directors. While the Board, and Mr. Perlmuth as a Director, Executor and Trustee, may from time to time consider matters of a nature similar to one or more of the actions enumerated under Item 4 of Schedule 13D, there exist at this time no plans or proposals which require disclosure pursuant thereto.

          Depending upon market prices and conditions, the financial needs of the Estate and its beneficiaries and of the beneficiaries of the Trusts and other relevant considerations, Mr. Perlmuth may sell all or a portion of the shares of Common Stock in open market or privately negotiated transactions or otherwise.

Item 5.           Interest in Securities of the Issuer

          Mr. Perlmuth, by reason of his serving as Executor of the Estate and Trustee of each of the Trusts, has sole power to vote and sole power to dispose of the shares of Common Stock owned by the Estate and the Trusts. Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Perlmuth (by virtue of having such power) is deemed to be the "beneficial owner" of such shares. Mr. Perlmuth has no personal pecuniary interest in any of such shares.

     In addition to the shares of Common Stock owned by the Estate and the Trusts, Mr. Perlmuth is the beneficial owner of 16,000 shares which he owns directly, including in such amount 12,000 shares issuable upon exercise of options which presently are exercisable or will become exercisable within the next 60 days. Mr. Perlmuth also holds additional options to acquire 10,000 shares, granted by the Issuer to Mr. Perlmuth in his capacity as a non-employee Director of the Issuer pursuant to the Issuer's 1994 Stock Incentive Plan. The options vest as to 20% of the shares covered thereby on December 29th of each year. The Company's 1994 Stock Incentive Plan also provides for an automatic grant each December 29th of an additional option (exercisable at the fair market value of the Common Stock on the date of the grant) to purchase 2,000 shares. Such options also vest as to 20% of the shares covered thereby on December 29th of each year. Under the policies of the law firm of which Mr. Perlmuth is a member, Mr. Perlmuth will share any economic benefit of such options to purchase Issuer stock with the other members of such firm.

          There have been no transactions involving the shares in the 60-day period preceding the filing of this Amendment, except as set forth on Appendix A.

          Each of Jayne Minasy, Karen Minasy Hatgis, Keith Minasy and Kathy Minasy Nicolette may be a beneficiary of the Estate. Karen Minasy Hatgis, Keith Minasy and Kathy Minasy Nicolette are the sole beneficiaries of their respective trusts. See Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

          The Estate and the Trusts have the right under certain circumstances to demand the registration of the shares under the Securities Act of 1933, as amended.

     Except as otherwise described herein, none of the Estate, the Trusts or Mr. Perlmuth have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           Material to Be Filed as Exhibits

          None.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  August 15, 1996
                                        /s/ Wm. A. Perlmuth
                                        ---------------------------------
                                        William A. Perlmuth, individually
                                        and as Executor of the Estate of
                                        Arthur J. Minasy and as Trustee of
                                        the Trust F/B/O Karen Minasy
                                        Hatgis, Trust F/B/O Keith Minasy
                                        and Trust F/B/O Kathy Minasy
                                        Nicolette

                                                                  Appendix A

Settlement Date                         Quantity               Price*
- ---------------                         --------               ------
I. Trust F/B/O/ Karen Minasy Hatgis
- -----------------------------------
 5/22/96                                 9,600                   $10
 5/23/96                                   300                    10
 5/29/96                                10,100                     9.012376
 7/18/96                                   500                    11.875

II. Trust F/B/O/ Keith Minasy
- -----------------------------
 5/28/96                                 3,000                     9.125
 5/28/96                                 2,000                     9.1875
 5/30/96                                 2,000                     9.625
 5/30/96                                 2,000                     9.5
 5/30/96                                 2,100                     9.375
 5/30/96                                 1,000                     9.75
 5/30/96                                 4,000                     9.625
 5/30/96                                 2,000                     9.5
 5/30/96                                   300                     9.5
 5/30/96                                   700                     9.5
 5/30/96                                   500                     9.5
 5/30/96                                   400                     9.5

III. Trust F/B/O Kathy Minasy Nicolette
- ---------------------------------------
 4/01/96                                35,000                     7.27
 6/04/96                                15,000                     9.5033
__________________________
*  Before commission and fees.8